Exhibit (a)(2)
February 6, 2018
Dear Stockholder,
On January 29, 2018, Comrit Investments 1, Limited Partnership (“Comrit”) filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) commencing a tender offer (the “Comrit Offer”) to purchase up to 1,600,000 shares of common stock of American Realty Capital New York City REIT, Inc. (the “Company”) at a price equal to $14.68 per share in cash. The expiration date of the Comrit Offer is March 6, 2018, unless extended. Please note that Comrit is not affiliated with American Realty Capital New York City REIT, Inc. or its advisor.
In response to the Comrit Offer, the Company commenced a tender offer (the “Company Offer”) on February 6, 2018 for up to 1,935,484 shares at a price of  $15.50 per share. The Company Offer is at a higher price than the Comrit Offer. The Comrit Offer discloses the fact that Comrit will pay third parties a total of 7.5% of the purchase price of the tendered shares, including a 5% commission paid to Independent Financial Group, a broker dealer, on the purchase price of each share tendered.
The Company will not pay any fees or commissions to brokers, dealers or other persons (other than to DST Systems, Inc., the Depositary, Paying Agent and Information Agent) for soliciting tenders of shares pursuant to the Company Offer. The Company will provide, when applicable, tax reporting, including cost basis information, for shares tendered in the Company Offer. The Company and its transfer agent cannot guarantee similar information will be provided for shares tendered in the Comrit Offer.
For additional details about the Company Offer, please see enclosed the Offer to Purchase, the Letter of Transmittal and other materials related to the terms and conditions of the Company Offer as well as filed with the SEC on February 6, 2018. Also enclosed is a copy of a Solicitation/Recommendation Statement on Schedule 14D-9, which the Company filed with the SEC on February 6, 2018 (the “Schedule 14D-9”) in response to the Comrit Offer. Unless extended or withdrawn, the Company Offer will expire at 11:59 p.m., Eastern Time on March 6, 2018. Upon expiration, payment for the shares accepted for purchase in the Company Offer will occur promptly in accordance with applicable law.
The Company’s board of directors (the “Board”) has evaluated the terms of both offers and notes that, although the Company Offer is at a higher price than the Comrit Offer, the price in both offers is significantly less than the estimated per-share net asset value of the Company’s common stock (“Estimated Per-Share NAV”) of  $20.26 per share as of June 30, 2017, which was approved by the Board. The price of the Comrit Offer is 28% less than Estimated Per-Share NAV, and the price of the Company Offer is 23% less than Estimated Per-Share NAV. For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K dated October 27, 2017 filed with the SEC.
Although the Company Offer is superior to the Comrit Offer, the Board unanimously recommends that stockholders NOT tender their shares pursuant to the Company Offer or the lower Comrit Offer.
If you do not wish to tender shares in the Company Offer or the Comrit Offer, simply do not respond.
The Board notes that each stockholder must evaluate whether to tender his or her Shares only after a review of the Comrit Offer and the Offer and the various factors discussed or noted in the Offer to Purchase. In doing so, the Company encourages you to read carefully the Schedule 14D-9, the Offer to Purchase, the Letter of Transmittal and other materials relating to the Company Offer and enclosed herewith. These materials also contain information as to how to properly tender your shares in the Company Offer. Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Company’s Investor Relations department by calling (866) 902-0063. The Company will promptly furnish to stockholders additional copies of the materials at its own expense.
We appreciate your trust in the Company and the Board and thank you for your continued support.
Sincerely,
Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President and Secretary